IAMGOLD
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES WESTWOOD GOLD MINE WORKFORCE REDUCTION

Toronto, Ontario, March 19, 2019 – IAMGOLD Corporation ("IAMGOLD" or the "Company") announced today that the workforce at its Westwood Gold Mine in Quebec, Canada, will be reduced by 32% through a process which commenced this week.

The decision results from both planned reductions due to the stage of mine development as well as realignment reductions due to the previously disclosed production guidance. As previously announced, Westwood production guidance for 2019 is 100,000 to 120,000 ounces, with the workforce reduction intended as a stabilizing cost control measure. IAMGOLD is developing a revised life of mine ("LOM") plan for Westwood and expects to provide an update in the fourth quarter of 2019.

"We sincerely regret that our valued colleagues are leaving us and we are providing redeployment assistance," said Steve Letwin, President and CEO of IAMGOLD. "We concluded that this difficult decision had to be made in conjunction with planned reductions after assessing the balance of production levels and costs. We remain focused on developing a long term plan for Westwood that is both safe and profitable. On behalf of everyone at IAMGOLD, I express appreciation to all of our Westwood employees for their continued hard work and commitment."

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

Please note:
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